August 11, 2021

VIA EDGAR TRANSMISSION

Mr. Alberto H. Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”)

File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 4, 2021, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. In a telephone conversation on August 9, 2021, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please complete or confirm all bracketed or blank information in the Proxy Statement.

Response: The Registrant will provide all missing information in its definitive Proxy Statement.

Comment 2: The Staff notes that several registrants have added COVID-19 related disclosures in connection with establishing a quorum at a special shareholder meeting. Please consider whether similar disclosures should be added to the Proxy Statement.

Response: The Registrant is closely monitoring the spread of COVID-19 and its variants in the United States and will comply with all relevant federal and local guidance, as well as any guidance from the SEC, to ensure the safety of shareholders. Currently, there are no travel restrictions to or from Ohio nor are there any restrictions on indoor gatherings where the special shareholder meeting is scheduled to take place. As a result, the Registrant believes that no additional disclosures are warranted at this time.

Comment 3: At the bottom of page 1, please consider spelling out the addressee rather than relying on the use of a defined term.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto H. Zapata

August 11, 2021

Response: The Registrant has revised its disclosures to state the following:

A copy of the Fund’s most recent annual report, including financial statements and schedules, is available at no charge by visiting www.pinnacledynamicfunds.com, sending a written request to the ~~Fund~~ Pinnacle TrendRating Innovative Equity Fund c/o Northern Lights Fund Trust III, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45256 or by calling 1-888-985-9830.

Comment 4: On page 3, please address when and how proxies can propose adjournments and the effect of such adjournment on the proposal.

Response: The Registrant has revised its disclosures to state the following:

Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Fund represented at the meeting, but they are not affirmative votes for any proposal. As a result, with respect to the approval of the Non-Diversification Proposal, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding. A signed proxy card received from a shareholder that does not specify how the shareholder’s shares should be voted on the proposal will be considered present for purposes of determining the existence of a quorum and the number of shares of the Fund represented at the meeting and will be deemed an instruction to vote such shares in favor of the proposal. An unsigned proxy card will not be considered present for purposes of determining the existence of a quorum and the number of shares of the Fund represented at the meeting, and they will not be considered an affirmative vote for any proposal.

Under the Trust’s Declaration of Trust, a quorum is constituted by the presence or by proxy of 33⅓% of the outstanding shares entitled to vote at the Meeting. If a quorum is not present at the Meeting, or a quorum is present at the Meeting but there are insufficient votes to approve the Proposal, the secretary of the Meeting or the holders of the majority of the shares of the Fund present at the Meeting in person or by proxy may adjourn the Meeting to permit further solicitation of proxies.

Mr. Alberto H. Zapata

August 11, 2021

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser